Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the TravelCenters of America LLC 2007 Equity Compensation Plan of our report dated March 31, 2008, with respect to the consolidated balance sheet of TravelCenters of America LLC as of December 31, 2007, and the related consolidated statements of operations and comprehensive income (loss), nonredeemable shareholders’ equity, and cash flows for the period from February 1, 2007 through December 31, 2007 (successor), and for the period from January 1, 2007 through January 31, 2007 (predecessor) and schedule of TravelCenters of America LLC included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts

October 21, 2008